UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )

Sierra Resource Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

None
(CUSIP Number)

Brian Hebb
c/o Black Diamond Realty Management, LLC
498 Newtown Road
    Littleton, MA 01450
(561) 329-1098
__________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.		Schedule 13D	Page 2 of 8
1	NAMES OF REPORTING PERSON.
Black Diamond Realty Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,515,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
8,515,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,515,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.85%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

Item 1.                      SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to shares of the common stock, par value $.001 per share (the “Common Stock”) of Sierra Resource Group, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 6586 Hypoluxo Rd, Suite 307, Lake Worth, Florida  33467-7678.

Item 2.                      IDENTITY AND BACKGROUND.

(a)-(c)                      This Statement is being filed by Black Diamond Realty Management, LLC (the “Reporting Person”).  The address and principal place of business of the Reporting Person is 498 Newtown Road, Littleton, MA 01450. The principal business of the Reporting Person is private investing.

The name, business address and present principal occupation or employment of each managing member of the Reporting Person, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and incorporated herein by reference.

(d)-(e)                      During the last five years, neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of the individuals referred to in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f)           The citizenship of each manager of the Reporting Person is set forth on Schedule I hereto.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person purchased 8,515,000 shares of Common Stock (the “Purchased Shares”) from Paul W. Andre, Sandra J. Andre and Suzette M. Encarnacion, the principal stockholders of the Issuer (collectively, “Sellers”), pursuant to the terms and conditions of that certain Share Purchase Agreement, dated February 5, 2010 (“Share Purchase Agreement”) and amended on March 16, 2010 by that certain Amendment No. 1 to the Share Purchase Agreement (the “Amendment”, the Share Purchase Agreement as amended, the “Agreement”), by and among the Issuer, the Reporting Person and the Sellers, for an aggregate purchase price of $229,000.  The Purchased Shares represented an aggregate of 70.43% of the issued and outstanding shares of capital stock of the Issuer on a fully-diluted basis as of the closing under the Agreement, which took place on March 17, 2010 (based on 12,090,000 shares of Common Stock issued and outstanding as of such date).  The source of the cash consideration for the Purchased Shares was a loan to the Reporting Person in the amount of $500,000 as evidenced by that promissory note dated February 1, 2010 from First Galt International, Inc. to the Purchaser (the “Note”). The Note has a maturity date of January 31, 2011 and bears no interest.

The foregoing descriptions of the Agreement and the Amendment are only summaries, do not purport to be complete and are qualified in their entirety by reference to the copies of the Share Purchase Agreement and the Amendment listed as Exhibit 1 and Exhibit 2 hereto, respectively, are incorporated by reference to Exhibit 10.01 and Exhibit 10.02, respectively, to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2010.

Item 4.                      PURPOSE OF TRANSACTION.

The Reporting Person acquired beneficial ownership of the Purchased Shares as described in Item 3 herein for investment purposes.

Following the closing under the Agreement there was a change in the Board of Directors (the “Board”) of the Issuer.  Effective as of March 17, 2010, (i) Sandra J. Andre and Suzette M. Encarnacion resigned from their respective positions as officers and directors of the Issuer and (ii) the Board elected Michael A. Dougherty and Joshua W. Rohbock to serve as directors of the Issuer.  Paul W. Andre continued to serve as a director and as Secretary and Treasurer of the Issuer until on or about April 22, 2010, ten days after mailing of the Issuer’s Information Statement on Schedule 14f-1 with respect to the change of control.

Depending upon then prevailing market conditions, other investment opportunities available to the Reporting Person, the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable and other investment considerations, the Reporting Person may endeavor to increase its position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market, or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.  The Reporting Person reserves the right to dispose of any or all of its shares of Common Stock in the open market, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the Board of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

Except as set forth in this Statement or such as would occur upon completion of any of the actions discussed above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)           On the filing date of this Statement, the Reporting Person beneficially owned 8,515,000 shares of Common Stock, representing in the aggregate, 69.85% of the Issuer’s outstanding shares of Common Stock (based on 12,190,000 shares of Common Stock issued and outstanding as of the filing date of this Statement).

(c)           Except as set forth in this Statement, the Reporting Person has not effected any transaction in the shares of Common Stock during the past sixty (60) days.

(d)           Except for the Reporting Person, no person is known by the Reporting Person to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)           Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.                      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                                Description

1
Share Purchase Agreement, dated February 5, 2010, by and among Black Diamond Realty Management, LLC, Sierra Resource Group, Inc. and Paul W. Andre, Sandra J. Andre and Suzette M. Encarnacion (incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K of the Issuer filed on March 30, 2010).

2
Amendment No. 1 to Share Purchase Agreement, dated March 16, 2010, by and among Black Diamond Realty Management, LLC, Sierra Resource Group, Inc. and Paul W. Andre, Sandra J. Andre and Suzette M. Encarnacion (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K of the Issuer filed on March 30, 2010).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 30, 2010
BLACK DIAMOND REALTY MANAGEMENT, LLC

/s/ BRIAN HEBB
Name: Brian Hebb
Title: Manager

Schedule I

MANAGERS OF THE REPORTING PERSON

Set forth below is a list of the managers of the Reporting Person, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. Unless otherwise indicated below, the business address of each person is c/o Black , LLC, 8500 Wilshire Boulevard, Suite 105, Beverly Hills, CA 90211.

Name	Citizenship	Present Principal Occupation and Business Address of Such Organization
Brian Hebb	United States	Private investor; c/o Black Diamond Realty Management, LLC, 498 Newtown Road, Littleton, MA 01450

EXHIBIT INDEX

Exhibit No.                                Description

1
Share Purchase Agreement, dated February 5, 2010, by and among Black Diamond Realty Management, LLC, Sierra Resource Group, Inc. and Paul W. Andre, Sandra J. Andre and Suzette M. Encarnacion (incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K of the Issuer filed on March 30, 2010).

2
Amendment No. 1 to Share Purchase Agreement, dated March 16, 2010, by and among Black Diamond Realty Management, LLC, Sierra Resource Group, Inc. and Paul W. Andre, Sandra J. Andre and Suzette M. Encarnacion (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K of the Issuer filed on March 30, 2010).